

December 8, 2010

William Tay
President
Acantha Acquisition Corp.
Belenus Acquisition Corp.
Cepheus Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

Re: Acantha Acquisition Corp.
           Form 10
           Filed September 16, 2010
           File No. 000-54120

           Belenus Acquisition Corp.
           Form 10
           Filed September 16, 2010
           File No. 000-54121

           Cepheus Acquisition Corp.
           Form 10
           Filed September 16, 2010
           File No. 000-54122

Dear Mr. Tay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Justin Dobbie
Special Counsel

cc: William Tay
           Facsimile: (215) 405-8018